VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GALIANO GOLD INC.
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 13, 2024 (the "Meeting").  Attendance at the Meeting were 30,000 Shares represented and voted in person and 187,495,125 Shares represented and voted by proxy for a total of 187,525,125 voting shares represented at the Meeting, being 73.79% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The number of directors was fixed at seven. Of the shares voted, 186,204,478 represented votes FOR (99.31%) and 1,290,646 represented votes AGAINST (0.69%).

2. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Paul N. Wright	172,510,731	99.87	225,751	0.13
Judith Mosely	172,476,702	99.85	259,780	0.15
Dawn Moss	172,437,215	99.83	299,267	0.17
Greg Martin	172,497,171	99.86	239,311	0.14
Matt Badylak	172,503,173	99.86	233,309	0.14
Moira Smith	172,452,359	99.84	284,123	0.16
Navin Dyal	172,429,810	99.82	306,672	0.18

3. EY LLP, Chartered Accountants, were reappointed auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to EY LLP.  Of the Shares voted, 186,196,202 represented votes For (99.31%) and 1,298,922 represented votes Withheld (0.69%).

4. A non-binding advisory resolution was approved, accepting the Company's approach to executive compensation. Of the Shares voted, 172,120,771 represented votes For (99.64%) and 615,705 represented votes Against (0.36%).

There were 14,758,643 non-votes recorded (but not voted) on each resolution, except for the vote on the number of directors and appointment of auditors which both had 1 non-vote, and the advisory vote on executive compensation which had 14,758,649 non-votes. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.